

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2010

Jeffrey J. Gordman
CEO, President and Secretary
Gordmans Stores, Inc.
12100 West Center Road
Omaha, Nebraska 68144

> **Re:** **Gordmans Stores, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 23, 2010**
> **File No. 333-166436**

Dear Mr. Gordman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 26

1. Please tell us how you computed the captions for cash and cash equivalents, common stock, and additional paid-in capital on an "as adjusted" basis.

2. Please tell us how you considered the forthcoming payment of $7.5 million to affiliates of Sun Capital and the issuance and forthcoming repayment of debt to pay the $20.0 million dividend in presenting your capitalization on a pro forma as adjusted basis.

Critical Accounting Policies and Estimates, page 49

Employee Stock-Based Compensation, page 51

3. We note you anticipate that the initial public offering price will be between $13.00 and
    $15.00 per share. Please expand your discussion to explain the difference between the
    fair value of the common stock underlying your option grants and the midpoint of your
    IPO offering range. This reconciliation should describe significant intervening events
    within the company and changes in assumptions as well as weighting and selection of
    valuation methodologies employed that explain the changes in the fair value of your
    common stock. Please continue to update this information for any equity issuances made
    and common stock valuations performed subsequent to your most recent balance sheet
    date through the effective date of the registration statement.

Business, page 53

4. We note your revised disclosure and response to prior comment one in our letter dated
    July 19, 2010. Please revise to briefly clarify the meaning of "advertising, markdown
    and other allowances" and how their use would result in higher mark-ups.

Management, page 64

5. Please provide the principal business of the companies named in your disclosure
    regarding Mr. Tuchman's background on page 65 and a brief description clarifying the
    nature of the responsibilities undertaken by Mr. Tuchman as an "independent advisor"
    between 2009 and 2010. See Item 401(e)(1) of Regulation S-K as necessary.

Description of Capital Stock, page 92

6. The disclosure of fifty million authorized shares of common stock and five million shares
    of preferred stock in paragraph two on this page does not equal the authorized shares
    parenthetically disclosed in your year end and interim balance sheets. Please revise or
    disclose the reason underlying the difference.

Consolidated Statement of Operations, page F-2

7. We note your presentation of supplemental pro forma net income per share does not
    taken into account the additional interest expense that you will incur as a result of the
    issuance of debt to pay the special dividend net of repayments of debt with offering
    proceeds. Please tell us whether you believe a second supplemental pro forma net
    income per share amount that adjusts for the additional interest expense would be
    material to the understanding of investors.

Note A. Summary of Significant Accounting Policies, page F-6

8. We note that all common shares, per share data and option exercise prices have been retroactively adjusted for all periods to give effect to the stock split. It does not appear that you gave effect to the split to information inasmuch as it relates to the predecessor periods. Please revise to clarify that such information has been retroactively adjusted for all periods subsequent to September 17, 2008.

Exhibits

9. We note your addition of several bonus agreements as exhibits 10.40-46, which appear to grant compensation to certain of your officers upon completion of your initial public offering. You do not appear to have provided additional disclosure with respect to such bonus agreements in your prospectus pursuant to Items 404 and 504 of Regulation S-K. We also note the first paragraph of page 88. Please revise your disclosure as appropriate to discuss these bonus agreements, or advise

10. We note your response to comment 17 from our letter dated July 19, 2010. With respect to exhibit 2.1, we believe it is more appropriately filed pursuant to Item 601(b)(10) of Regulation S-K and thus the various schedules and exhibits thereto do not qualify for exclusion under Item 601(b)(2). Please see our related comment 24 in our letter dated June 22, 2010. We also note that exhibit 10.9 appears to be missing Exhibit M and exhibit 10.13 appears to be missing Exhibits A, B and F, as well as Schedule D-1 to Exhibit D. Please revise or advise.

11. Please revise Exhibit 5.1 to quantify the number of shares that counsel is opining on and revise the last paragraph on page one to delete assumptions regarding the legal capacity or authority of singing persons. Additionally, advise us why it is appropriate for the opinion to assume registration of the shares by the transfer agent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Brian McAllister at (202) 551-3341 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

                                            Sincerely,

                                            John Reynolds
                                            Assistant Director

cc: Gerald T. Nowak, P.C.
           Fax: (312) 862-2200

           W. Morgan Burns, Esq.
           Fax: (612) 766-1600